

Financial Statements
December 31, 2024 and 2023

DOPPLE, LLC

DLV&J
CPA & ASSOCIATES

1000 Brickell Ave Suite 620 Miami, Fl 33131 Telephone: 305-534-0850 Fax: 305-822-7820

CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Dopple, LLC

We have reviewed the accompanying financial statements of Dopple, LLC. (a Montana limited liability company), which comprises the balance sheets as of December 31, 2024 and 2023, and the related statement of operations and cash flows for the year ended December 31, 2024, and for the period from inception (July 12, 2023) through December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

De La Vega and Jewett, CPA

Miami, Florida
March 14, 2025

DOPPLE, LLC
BALANCE SHEET
DECEMBER 31, 2024 AND 2023
(See independent accountants' review report)

	2024	2023
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ (2,361)	$ 574
Accounts receivable, net	8,632	-
Inventory	371,490	484,783
Prepaid expenses	10,221	-
Total current assets	387,982	485,357
GOODWILL	120,000	120,000
Total assets	$ 507,982	$ 605,357
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Note payable, current portion	$ 425,000	$ -
Accounts payable and accrued expenses	145,146	252,433
Merchant advances	203,631	-
Total current liabilities	773,777	252,433
SAFE agreement	562,853	-
Notes payable, net of current portion	1,188,933	997,000
Due to related party	-	200,000
Total liabilities	2,525,563	1,449,433
MEMBERS' EQUITY	(2,017,581)	(844,076)
Total liabilities and members' equity	$ 507,982	$ 605,357

DOPPLE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND
FOR THE PERIOD FROM INCEPTION (JULY 12, 2023)
THROUGH DECEMBER 31, 2023
(See independent accountants' review report)

	2024	2023
REVENUES	$ 946,803	$ 283,334
COST OF REVENUES	656,880	168,119
GROSS PROFIT	289,923	115,215
GENERAL AND ADMINISTRATIVE EXPENSES	1,431,911	279,927
LOSS FROM OPERATIONS	(1,141,988)	(164,712)
OTHER EXPENSES		
Start up expenses	-	(679,364)
Interest expense	(284,273)	-
Total other expenses	(284,273)	(679,364)
NET LOSS	$ (1,426,261)	$ (844,076)

DOPPLE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND
FOR THE PERIOD FROM INCEPTION (JULY 12, 2023)
THROUGH DECEMBER 31, 2023
(See independent accountants' review report)

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,426,261)	$ (844,076)
Changes in assets and liabilities		
Inventory	113,293	(484,783)
Prepaid expenses	(10,221)	(13,249)
Accounts payable and accrued expenses	(107,287)	252,432
Merchant advances	203,631	
Net cash used in operating activities	(1,235,477)	(479,713)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of goodwill	-	(120,000)
Net cash used in investing activities	-	(120,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from notes payable	616,933	997,000
Net proceeds from SAFE agreements	562,853	-
Net repayment of advances from related party	(200,000)	(396,713)
Contributions	576,280	-
Distributions	(323,524)	-
Net cash provided by financing activities	1,232,542	600,287
Net increase in cash and cash equivalents	(2,935)	574
Cash and cash equivalents at beginning of year	574	-
Cash and cash equivalents at end of year	$ (2,361)	$ 574
Cash paid during the year for interest	$ 284,273	$ 14,865

NOTE 1 – NATURE OF OPERATIONS

Dopple, LLC (the "Company") was formed in the state of Montana. Dopple is a revolution of the gift registry for all life events. We enable tailored group gifting of personal services, recurring purchases, and big-ticket items people need most. Our ecommerce offering today focuses on all products for baby registries.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company's assets, liabilities, costs and expenses have been recognized using the accrual basis of accounting.

Cash and Cash Equivalents
Cash and cash equivalents includes cash on-hand in financial institutions and short-term investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue is recognized when obligations under the terms of a contract with a customer are satisfied; generally, this occurs with the transfer of control. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring control. The Company derives its revenue from the sale of children's clothing, diapers, meals, and other products relevant to baby registries. Revenue is recognized upon shipment ("point in time"), which is the completion of the Company's performance obligations.

Accounts Receivable, net
Accounts receivable, net, are stated at the amount management expects to collect from outstanding balances. The Company provides short-term credit in the normal course of business to its customers and performs ongoing credit evaluations of those customers. The Company maintains an allowance for doubtful accounts based on the nature of its business. The Company assesses collectability by reviewing accounts receivable and contracts assets on a collective basis where similar risk characteristics exist. In determining the amount of reserve, management considers historical collectability and makes judgments about creditworthiness of the pool of customers based on credit evaluations. Current market conditions and reasonable and supportable forecasts of future economic conditions adjust the historical losses to determine the appropriate allowance for doubtful accounts. Uncollectible accounts are written off when all collection efforts have been exhausted. Recoveries of accounts previously written off are used to offset the allowance account in the periods in which the recoveries are made. As of December 31, 2024 and 2023, the Company did not have a balance for allowance for doubtful accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventory
Inventory, consisting of clothing for sale, is stated at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on the straight-line basis.

Expenditures for maintenance and repairs are charged to expenses as incurred. Expenditures for betterment and renewal are capitalized.

Advertising Costs
The Company expenses advertising costs as incurred.

Income Taxes
The Company has elected, with the consent of its members, to be taxed as a partnership under the provisions of the Internal Revenue Code and state laws. Under these provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the members are liable for individual income taxes on their respective share of the Company's income.

Uncertainty in Income Taxes
The Company follows the provisions of ASC Topic 740-10, *Accounting for Uncertainty in Income Taxes*. This clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.

Subsequent Events
Management has evaluated subsequent events through March 14, 2025, which is the date the financial statements were available to be used. There were no material events that required recognition or disclosures in the financial statements.

NOTE 3 – SIMPLE AGREEMENT FOR FUTURE EQUITY

During 2024, the Company entered into an agreement the provides for future equity upon a qualified financing transaction ("SAFE agreement") between the Company and a third party based on a prescribed threshold amount, upon a change of control event, upon a liquidity event, upon dissolution, upon equity financing, or upon a non-event after a prescribed period, as defined in the agreement.

NOTE 4 – NOTES PAYABLE

Term Notes
In January 2024, the Company obtained a term loan for $150,000. The loan matures 12 months from the execution date. The loan charges interest on the outstanding principal at a rate per annum equal to the Secured Overnight Financing Rate ("SOFR") plus 13.7%, subject to a floor of 18%. The loan requires monthly interest-only payments with all outstanding principal and accrued interest payable at maturity.

On November 25, 2024, the Company obtained a term note for $225,000. The note charges interest at a rate of 10.5% per annum. The terms of the note require all outstanding principal and interest to be paid at maturity, December 31, 2025. Under the terms of the agreement, the lender was issued 25,000 warrants to buy preferred equity at an exercise price of $5.04 per share. The warrants are exercisable, in whole or in part, during a term commencing on the 10-year anniversary of the note.

On February 13, 2024, the Company obtained a term note for $200,000. The note charges interest at a rate of 4.21% per annum. The terms of the note require all outstanding principal and interest to be paid at maturity, March 31, 2025.

SBA Loan
During 2023, the Company obtained two separate loans from the Small Business Administration ("SBA") which were both later modified and combined into one SBA loan in January 2024. The loan is set to mature in September 2031. The loan requires monthly installment payments of $10,858. The loans provided total funding to the Company in the amount of $2,140,000. The total outstanding balance as of December 31, 2024, was $946,932.

NOTE 5 – MERCHANT ADVANCES

During 2024, the Company entered into multiple receivable purchase agreements with third parties. The Company was funded an agreed upon amount under each agreement for future accounts, contract rights and other entitlements arising from the Company's customers. Under the terms of the agreements, the Company is to make weekly installment payments totaling $6,215. As of December 31, 2024, the total balance due under the agreements was $203,631.